10/9

08005370

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fosters Brewing

*CURRENT ADDRESS

PROCESSED

OCT 16 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01711   FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐   AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐   SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/15/08

Foster's Brewing

APPENDIX 4E

FOSTER'S GROUP LIMITED

FOR THE TWELVE MONTHS ENDED 30 JUNE 2008

ABN 49 007 620 886

AR/S
6-30-08

Results for announcement to the market

Extracts from this report for announcement to the market.

				$m
Total revenue	down	4.2%	to	$4,558.5
Net profit for the period attributable to members	down	88.4%	to	$111.7

Dividends	Amount per security	Franked amount per security at 30% tax
Final dividend	14.25¢	14.25¢
Interim dividend	12.00¢	12.00¢
Total dividend	26.25¢	26.25¢

Record date for determining entitlements to the dividends	8 September 2008

Annual Meeting
The annual meeting will be held as follows:

Place	Palladium at Crown Level 1, 8 Whiteman Street Melbourne, Victoria
Date	Wednesday 29 October 2008
Time	10.30 am
Approximate date the annual report will be available	Thursday 18 September 2008

Compliance Statement

This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies. This report gives a true and fair view of the matters disclosed. The financial statements have been audited. No qualifications have been made by the auditors.

FOSTER'S GROUP

26 August 2008

EARNINGS PER SHARE[1] IN LINE WITH JUNE GUIDANCE AT 36.8 CENTS

- Net profit (pre significant items and SGARA) down 0.4% to $713.2 million
- Significant items loss after tax of $602.9 million
- Net profit (post significant items and SGARA) down 88.4% to $111.7 million
- Cash flow after dividends up 52.1% to $433.9 million
- Final dividend up 9.6% to 14.25 cents per share

Foster's Group Limited (Foster's) today reported a 0.4% decrease in net profit[1] to $713.2 million. Earnings per share[1] was up 3.4% to 36.8 cents, within the guidance range provided to the market on 10 June 2008.

Cash flow and liquidity were very strong. Cash flow after dividends increased 52.1% to $433.9 million. Cash conversion increased 0.3 percentage points to 93.2% of EBITDAS[2] with continued strong performance in both beer and wine.

Constant currency net sales revenue decreased 0.1%, earnings before interest, tax, significant items and SGARA (EBITS) increased 4.3% and earnings per share[1] increased 7.9%.

Foster's beer business in Australia remains robust and continues to generate solid earnings growth. Foreign exchange movements in the 12 months to 30 June 2008 cut wine earnings by approximately $70 million and wine earnings growth by 14.6 percentage points.

Continuing business significant items for the period were $730.4 million ($605.8 million after tax), reflecting impairment charges to wine carrying values in the Americas and Australia, as foreshadowed in early June.

Net debt declined $165.9 million on solid operating cash flows and a $337.9 million benefit from exchange rate movements, partially offset by the completion of a $350 million share buy-back program and a $244.5 million payment in relation to a disputed tax assessment.

Foster's retains significant liquidity with $1.5 billion of committed undrawn facilities and $161 million of cash balances. Interest cover (pre significant items) is 8 times and gearing is 62.4%.

2008 Performance

Beer, cider and spirits (BCS) in the Australia, Asia and Pacific (AAP) region performed strongly with EBITS up 8.0% and favourable price and mix trends continuing. Excluding Boag's, Foster's beer net sales revenue in AAP increased 5.8% for the period.

---

[1] Before significant items and SGARA (refer page 5)

[2] Earnings before interest, tax, depreciation, amortisation, significant items and SGARA (EBITDAS)

Australia's No.1 beer brand VB, returned to revenue growth in 2008 with the launch of VB Gold contributing to above category growth in the mid-strength category[3]. Carlton Draught continued 6 years of growth with volume and net sales revenue up 1.0% and 7.6% respectively. Pure Blonde is the greatest contributor to Australian beer market growth, capturing over 40% of total beer category value growth in the year to June 30, 2008[3].

In fiscal 2008 Foster's released Cascade Green, a 'greener choice', 100% carbon offset beer, re-launched Carlton Premium Dry in the lower-carbohydrate category and launched Carlton Dry Fusion.

Corona continues to lead growth in the premium imported category[3]. Following the successful launch of Crown Ambassador, a new print campaign and a price repositioning, Crown lager maintains its position as Australia's premium beer.

With Foster's selling 7 of Australia's top 10 beer brands[3], AAP BCS continues to represent approximately 70% of group earnings.

On a constant currency basis global wine EBITS declined 1.8% to $392.7 million with growth in AAP and Europe, Middle East and Africa (EMEA) offset by lower earnings in the Americas. Global wine net sales revenue declined 3.9% on a constant currency basis.

Unfavourable exchange rate movements reduced global wine EBITS by approximately $70 million.

Constant currency AAP bottled wine net sales revenue declined 0.5% for the period with strong performance by labels such as Wolf Blass, Annies Lane, Matua, Pepperjack and Rosemount, offset by declines in Lindemans and reduced availability of Penfolds. Wine sales growth in Asia and the Pacific was strong.

Following a consumer slow-down in the United States and a realignment of distributor inventories, wine net sales revenue in the Americas declined 8.9% in constant currency terms. Foster's Californian portfolio performed in line with expectations with strong growth in Chateau St Jean and Beringer Third Century.

Beringer California Collection volume was in line with expectations following January 2008 price increases. Beringer White Zinfandel volumes declined as expected post the price increase, but were partially offset by the successful release of the Beringer Californian Collection Chardonnay.

The performance of Australian sourced wines in the Americas improved through the June quarter following the restoration of merchandising and promotional activity.

Growth in EMEA remains strong with volumes up 6.1% and net sales revenue up 5.7% on a constant currency basis, driven by the continuation of strong growth in Continental Europe and across the Lindemans, Wolf Blass, Penfolds and Rosemount labels. Lindemans growth benefited from the release of Early Harvest, a range of South African wines and additional Chilean varietals.

Significant Items

Continuing business significant items for the period totalled $730.4 million ($605.8 million after tax). They included a $437.7 million impairment charge to Americas wine carrying values, and a $292.7 million impairment charge to AAP wine carrying values.

---

[3] Source: Nielsen

The impairment charges reflect revised growth expectations and the impact of exchange rate movements on the Australian wine business. The charges include write downs to intangibles, inventory, agriculture assets, and property, plant and equipment. The write down to bulk wine in Australia and California adjusts the carrying value of inventory to net realisable value.

Wine Strategic Review

The review of Foster's wine strategy continues with a rigorous process reporting directly to the Chairman. The scope of the review is comprehensive and will, amongst other things, consider the optimal structure and operations of Foster's wine business. Foster's continues to expect the review to be completed by the end of 2008.

Fiscal 2009 Outlook

In light of the wine review currently underway Foster's will not be providing any specific earnings guidance for fiscal 2009.

Acting CEO Comments:

Ian Johnston said:

"Constant currency earnings per share grew 7.9%.

"Cash flow was strong and our balance sheet remains in great shape.

"Dividends grew 10.5% to 26.25 per share for the full year

"Our Australia, Asia and Pacific beer business continues to perform well with earnings up 8.0% for the year.

"Pure Blonde is experiencing outstanding growth, accounting for around 40% of total Australian beer market value growth.

"VB remains Australia's favourite beer, with the healthy growth of VB Gold returning the brand to overall growth.

"We expect the beer market to remain resilient, with brand innovation driving value growth.

"Some very deliberate pricing decisions have slowed beer volume growth but strong value growth continues.

"Global trading conditions for wine continue to be competitive but the category remains in solid growth.

"We have not been immune from industry-wide pressures including an economic slow-down in key markets and higher grape prices.

"Foreign exchange movements in the 12 months to 30 June 2008 cut wine earnings by approximately $70 million and wine growth by 14.6 percentage points.

"Put simply, financial returns from wine have not met our expectations.

"We are responding to wine category trends with sales initiatives across key categories and markets.

"We are making good progress with our wine review but won't be commenting on our analysis or conclusions until the review is completed.

"The CEO search is progressing according to plan."

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FINANCIAL COMMENTARY

12 Months to 30 June	2008 Reported $m	2007 Reported $m	2007 Constant Currency $m	% Change Reported	% Change Constant Currency
Net sales revenue[1]	4,372.7	4,555.2	4,376.8	(4.0)	(0.1)
Australia, Asia and Pacific	948.4	870.0	877.1	9.0	8.1
Americas	150.8	254.2	191.2	(40.7)	(21.1)
Europe, Middle East and Africa	87.3	82.2	74.9	6.2	16.6
Corporate	(47.6)	(51.5)	(51.2)	7.6	7.0
EBITS[1]	**1,138.9**	**1,154.9**	**1,092.0**	**(1.4)**	**4.3**
SGARA	1.9	(38.1)	(38.2)	105.0	105.0
EBIT	1,140.8	1,116.8	1,053.8	2.1	8.3
Net finance costs	(144.7)	(187.1)	(166.8)	22.7	13.2
Continuing net profit before tax	**996.1**	**929.7**	**887.0**	**7.1**	**12.3**
Tax[1]	(279.3)	(260.7)	(248.7)	(7.1)	(12.3)
Continuing net profit after tax	**716.8**	**669.0**	**638.3**	**7.1**	**12.3**
Minority Interests	(5.8)	(3.7)	(3.7)	(56.8)	(56.8)
Continuing net profit after tax and minority interests (before significant items)	**711.0**	**665.3**	**634.6**	**6.9**	**12.0**
Discontinued operations trading result after tax[1]	3.6	23.4	23.5	(84.6)	(84.7)
Net profit after tax (before significant items)	**714.6**	**688.7**	**658.1**	**3.8**	**8.6**
Continuing operations significant items (net of tax)	(605.8)	107.8	107.8		
Discontinued operations significant items[1] (net of tax)	2.9	169.7	174.9		
Net profit after tax attributable to members of Foster's Group Limited	**111.7**	**966.2**	**940.8**	**(88.4)**	**(88.1)**
Net profit after tax (before significant items & SGARA)	713.2	716.1	685.6	(0.4)	4.0
EPS (before significant items & SGARA)	36.8	35.6	34.1	3.4	7.9
Reported EPS	5.8	48.0	46.7	(87.9)	(87.6)
Average shares (number - million)	1,938.3	2,013.5	2,013.5		

1 Refer reconciliation to the Income Statement on page 6

Exchange rates: average exchange rates used for profit and loss purposes in 2008 are: $A1 = $US 0.8960 (2007: $A1 = $US 0.7866), $A1 = GBP 0.4473 (2007: $A1 = GBP 0.4066). Period end exchange rates used for balance sheet items in 2008 are: $A1 = $US 0.9617 (2007: $A1 = $US 0.8466), $A1 = GBP 0.4822 (2007: $A1 = GBP 0.4229).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

SGARA: Australian Accounting standard AASB141 "Agriculture"

RECONCILIATION TO THE INCOME STATEMENT

12 Months to 30 June	Reference	2008 Reported $m	2007 Reported $m
Net Sales Revenue (NSR)	Commentary - p5	4,372.7	4,555.2
Other Revenue		185.8	205.0
Total Revenue	Income statement - p14	**4,558.5**	**4,760.2**
EBITS	Commentary - p5	1,138.9	1,154.9
SGARA		1.9	(38.1)
EBIT		1,140.8	1,116.8
Significant items before tax		(730.4)	96.7
Profit from continuing operations before tax and finance costs	Income statement - p14	**410.4**	**1,213.5**
Tax	Commentary - p5	(279.3)	(260.7)
Significant items - tax		124.6	11.1
Income tax expense relating to continuing operations	Income statement - p14	**(154.7)**	**(249.6)**
Discontinued operations trading result after tax	Commentary - p5	3.6	23.4
Discontinued operations significant items after tax		2.9	169.7
Net profit from discontinued operations	Income statement - p14	**6.5**	**193.1**
Net profit after tax before significant Items and SGARA	Commentary - p5	713.2	716.1
Significant items post tax - continuing operations		(605.8)	107.8
Discontinued operations significant items after tax		2.9	169.7
SGARA post tax		1.4	(27.4)
Net profit attributable to members of Foster's Group Limited	Income statement - p14	**111.7**	**966.2**

FOSTER'S AUSTRALIA, ASIA AND PACIFIC

12 Months to 30 June Continuing Business pre significant items	2008 Reported $m	2007 Reported $m	Change %	2007 Constant Currency $m	Change %
BCS Volume (millions 9L cases)	**110.9**	114.4	(3.1)	114.4	(3.1)
Wine Volume (million 9L cases)	**10.7**	11.7	(8.7)	11.7	(8.7)
Total Volume (millions 9L cases)	**121.6**	126.1	(3.6)	126.1	(3.6)
BCS NSR	**2,267.8**	2,190.4	3.5	2,187.7	3.7
Wine NSR	**676.2**	690.5	(2.1)	688.6	(1.8)
Total Net Sales Revenue	**2,944.0**	2,880.9	2.2	2,876.3	2.4
BCS EBITS	**780.2**	722.1	8.0	729.5	6.9
Wine EBITS	**168.2**	147.9	13.7	147.6	14.0
Total EBITS	**948.4**	870.0	9.0	877.1	8.1
EBITS / NSR Margin (%)	**32.2**	30.2	2.0 pts	30.5	1.7 pts

Beer, Cider and Spirits / RTD

In the AAP region BCS EBITS increased 8.0% to $780.2 million with continued strong growth in Australia and earnings in Asia and the Pacific similar to the prior period.

Excluding the impact from the termination of the Boag's distribution agreement, AAP beer volume decreased 2.1% and net sales revenue increased 5.8%. Second half AAP beer net sales revenue growth was in line with the first half and full year, with a significant contribution from price and mix.

Cider continues to perform strongly with volume up 5.4% and net sales revenue up 13.4%. Spirits / RTD volume and net sales revenue declined following changes to excise in the second half.

AAP BCS EBITS includes a net one time benefit of $5.4 million which consists of $26.8 million of profits associated with the sale of properties and $21.4 million of one time Australian logistics transformation costs (fiscal 2007 $7.7 million). Australian logistics transformation costs in the second half were above previous expectations as a result of higher than anticipated costs associated with a redundant warehouse facility.

EBITS associated with the distribution of Boag's in fiscal 2008 was $8.7 million (fiscal 2007 $5.3 million) and includes $6.2 million received in January 2008 in relation to the termination of the agreement.

Underlying EBITS which excludes EBITS associated with Boag's and net one time items increased 5.7% to $766.1 million and in the second half increased 6.0%.

Excluding one time items, AAP BCS mix adjusted unit cost of sales increased 3.5%.

Wine

In the AAP region Foster's continues to focus on the development of its premium bottled wine portfolio and improving mix through the ongoing de-emphasis of cask and low margin commercial bottled wine.

Bottled wine volume declined 0.9% and included the negative impact from the re-alignment of Australian distributor inventories in the first half. Excluding the impact of the distributor inventory re-alignment, bottled wine volume increased 3.2% and net sales revenue increased 3.1%. Growth in Asia and the Pacific was solid.

Cask volume declined 42.8% to 1.2 million cases and Foster's expects to exit the cask category in the first half of fiscal 2009.

Constant currency wine net sales revenue per case increased 7.6% and in the second half increased 8.7%. The increase in net sales revenue per case included a significant contribution from mix and a benefit from price increases implemented throughout the region.

On a constant currency basis AAP wine EBITS increased approximately 14%.

A major contributor to EBITS growth was a reduction in costs reported in the AAP region associated with prior year inefficiencies at the Wolf Blass packaging facility and Australian export logistics. The implementation of efficiency initiatives has improved performance in line with expectations, however, in accordance with Foster's accounting practice, the remaining costs have been incorporated into product cost of sales for each region.

In the second half EBITS in the AAP region was impacted by higher cost of sales as an increasing portion of sales were from the higher cost 2007 Australian vintage.

FOSTER'S AMERICAS

12 Months to 30 June Continuing Business pre significant items	2008 Reported $m	2007 Reported $m	Change %	2007 Constant Currency $m	Change %
BCS Volume (millions 9L cases)	**5.3**	5.8	(8.4)	5.8	(8.4)
Wine Volume (million 9L cases)	**18.0**	19.9	(9.6)	19.9	(9.6)
Total Volume (millions 9L cases)	**23.3**	25.7	(9.3)	25.7	(9.3)
BCS NSR	**6.3**	4.1	53.7	4.1	53.7
Wine NSR	**978.3**	1,215.8	(19.5)	1,074.0	(8.9)
Total Net Sales Revenue	**984.6**	1,219.9	(19.3)	1,078.1	(8.7)
BCS EBITS	**4.2**	3.3	27.3	3.2	31.3
Wine EBITS	**146.6**	250.9	(41.6)	188.0	(22.0)
Total EBITS	**150.8**	254.2	(40.7)	191.2	(21.1)
EBITS / NSR Margin (%)	**15.3**	20.8	(5.5)pts	17.7	(2.4)pts

Wine

Earnings in the Americas have been impacted by unfavourable exchange rate movements and lower volumes. Performance of Foster's Californian sourced wines was in line with expectations and initiatives to improve performance across the Australian portfolio began to gain traction in the June quarter.

The wine category in the US continued to show positive value, volume and revenue per case growth[3] in fiscal 2008. However growth rates have moderated in the second half, particularly for wines sold on-premise.

Foster's volume declined 9.6% and was impacted by a 0.9 million case reduction in distributor inventories and lower sales of Australian sourced wines. Distributor depletions, which provide an indication of underlying performance, declined 2.5%.

Distributor depletions of Foster's Californian sourced wines, excluding Beringer White Zinfandel, increased 5.3%. Distributor depletions of Beringer White Zinfandel declined 5.8% and in the second half declined 15.8% following the implementation of price increases in January 2008. The second half decline in depletions after the price increase was less than expected.

Depletions of Australian sourced wine declined 6.1%. Performance was impacted by lower growth in the Australian category and a reduction in Foster's merchandising and promotional activity in the December and March quarters. In the June quarter merchandising and promotional activity was restored to historic levels and Nielsen data indicates improved performance of Foster's portfolio of Australian sourced wines.

On a constant currency basis net sales revenue per case increased 0.7% and included the benefit from price increases on Beringer California Collection which include Beringer White Zinfandel, and selective Californian and imported luxury products.

EBITS declined by approximately $104 million to $146.6 million. On a constant currency basis EBITS declined by $40.4 million, primarily reflecting lower volumes. On a constant currency basis cost of sales per case increased approximately 1%.

FOSTER'S EUROPE, MIDDLE EAST AND AFRICA

12 Months to 30 June	2008 Reported	2007 Reported	Change	2007 Constant Currency	Change
Continuing Business pre significant items	$m	$m	%	$m	%
BCS Volume (millions 9L cases)	**1.3**	1.3	(0.7)	1.3	(0.7)
Wine Volume (million 9L cases)	**10.0**	9.4	6.1	9.4	6.1
Total Volume (millions 9L cases)	**11.3**	10.7	5.2	10.7	5.2
BCS NSR	**12.5**	14.2	(12.0)	14.2	(12.0)
Wine NSR	**431.6**	440.2	(2.0)	408.2	5.7
Total Net Sales Revenue	**444.1**	454.4	(2.3)	422.4	5.1
BCS EBITS	**9.4**	11.4	(17.5)	10.7	(12.1)
Wine EBITS	**77.9**	70.8	10.0	64.2	21.3
Total EBITS	**87.3**	82.2	6.2	74.9	16.6
EBITS / NSR Margin (%)	**19.7**	18.1	1.6 pts	17.7	2.0 pts

[3] Source: Nielsen

Wine

Volume increased 6.1% with growth in the second half moderating as expected following the implementation of price increases and planned reductions in promotional activity.

In Continental Europe volume increased 11.9% with strong growth in the Nordics and the Netherlands. Approximately 35% of EMEA wine volume and approximately 50% of EMEA wine EBITS is generated in Continental Europe and Foster's continues to invest in this region to develop additional growth opportunities.

In the UK volume increased 3.1% with good growth in the grocery, and impulse and convenience channels.

On constant currency basis net sales revenue per case declined 0.3%. This decline reflects price increases in Continental Europe and selectively in the UK, offset by mix and the impact from transitioning to bulk wine sales to Foster's Nordic distribution partner for in-market packaging and distribution.

On a constant currency basis EBITS margin increased 2.3 percentage points to 18% with the benefit of price increases and cost savings from in-market packaging of bag-in-box product partially offset by higher cost of sales associated with the Australian 2007 vintage.

Beer, Cider and Spirits / RTDs

African and Eastern, Foster's joint venture company in the Middle East, continues to perform well and Foster's continues to test market its Australian beer brands in the UK.

FOSTER'S WINE TRADE

12 Months to 30 June	2008	2007		2007	
	Reported	Reported	Change	Constant Currency	Change
Continuing Business pre significant items	$m	$m	%	$m	%
AAP Volume (millions 9L cases)	**10.7**	11.7	(8.7)	11.7	(8.7)
Americas Volume (millions 9L cases)	**18.0**	19.9	(9.6)	19.9	(9.6)
EMEA Volume (millions 9L cases)	**10.0**	9.4	6.1	9.4	6.1
Total Volume (millions 9L cases)	**38.7**	41.0	(5.7)	41.0	(5.7)
AAP NSR	**676.2**	690.5	(2.1)	688.6	(1.8)
Americas NSR	**978.3**	1,215.8	(19.5)	1,074.0	(8.9)
EMEA NSR	**431.6**	440.2	(2.0)	408.2	5.7
Total Net Sales Revenue	**2,086.1**	2,346.5	(11.1)	2,170.8	(3.9)
AAP EBITS	**168.2**	147.9	13.7	147.6	14.0
Americas EBITS	**146.6**	250.9	(41.6)	188.0	(22.0)
EMEA EBITS	**77.9**	70.8	10.0	64.2	21.3
Total EBITS	**392.7**	469.6	(16.4)	399.8	(1.8)
EBITS / NSR Margin (%)	**18.8**	20.0	(1.2)pts	18.4	0.4 pts
EBIT	**394.6**	431.5	(8.6)	361.6	9.1
Cash Conversion (%)	**82.1**	86.7	(4.6)pts	87.0	(4.9)pts

Global wine EBITS declined 16.4% to $392.7 million with unfavourable exchange rate movements contributing approximately $70 million to the decline. On a constant currency basis wine EBITS declined 1.8% and included an impact from lower volume and increased cost of sales.

Wine volume declined 5.7% to 38.7 million cases and includes a 1.1 million case impact from the realignment of distributor inventories in Australia and the US, lower sales of Australian wine in the Americas and the de-emphasis of cask wine in Australia.

Constant currency EBITS margins increased 0.4 percentage points to 18.8% with the benefit of positive mix and pricing in AAP and EMEA partially offset by lower volumes in the Americas.

Constant currency wine unit cost of goods increased 1.5%. In the first half cost of sales benefited from the sale of lower cost Australian 2006 vintage wines. In the second half cost of sales increased as an increasing portion of sales were sourced from the higher cost Australian 2007 vintage.

In fiscal 2008 cost of sales benefited from the realisation of operating efficiencies at the Wolf Blass Packaging and Napa Bottling Centres (NBC). Operating efficiencies at NBC allowed the St Helena packaging facility to be closed and Foster's packaging activities in California to be consolidated at NBC. Operating efficiency improvements were also realised in Australian wine export logistics.

Vintage Update and Wine Inventory

Grape production in the 2008 Australian vintage was above pre-vintage expectations and approximately 25% above the frost affected 2007 vintage. Total grape production was 1.8 million tonnes (Source: Winemakers Federation of Australia) and has resulted in the Australian wine industry remaining over supplied.

In the premium dry land regions the 2008 vintage was larger than the 2007 frost impacted vintage and broadly in line with pre-vintage expectations. In the irrigated regions record rainfall and additional water purchases by growers resulted in the 2008 vintage being significantly above pre vintage expectations.

Foster's currently expects the upcoming 2008 Californian vintage to be of similar size or slightly higher than the 2007 vintage with further incremental increases in grape prices as supply tightens. Recent frost events in California are not expected to have a material impact on company owned vineyards.

CASH FLOW

12 Months to 30 June	2008 $m	2007 $m	% Change
EBITDAS - continuing	**1,306.5**	**1,305.6**	**0.1**
Working capital change	(64.2)	(86.5)	
Other items	(24.9)	(5.9)	
Operating cash flow before interest and tax	**1,217.4**	**1,213.2**	**0.3**
Dividends received	-	0.4	
Net interest paid	(153.2)	(209.7)	
Tax paid	(147.0)	(228.1)	
Net operating cash flows	**917.2**	**775.8**	**18.2**
Net capital expenditure	(52.0)	(144.6)	
Cash flow before dividends	**865.2**	**631.2**	**37.1**
Ordinary dividends/distributions to minorities	(431.3)	(346.0)	
Cash flow after dividends	**433.9**	**285.2**	**52.1**
Continuing Net operating cash flows before significants	**917.2**	**775.8**	**18.2**
Discontinued business	4.5	34.4	
Significant item cash flows in payments	(7.3)	(62.9)	
ATO disputed tax payment	(244.5)	-	
Net cash flow from operating activities	**669.9**	**747.3**	**(10.4)**

Foster's continues to generate robust free cash flow.

Cash conversion was strong and increased 0.3 percentage points to 93.2% of EBITDAS. BCS cash conversion was 98.5%. Wine cash conversion remained strong at 82.1%.

Net capital expenditure was $52 million and benefited from proceeds from the sale of the Nuriootpa and Seppeltsfield wineries and properties adjacent to the Abbotsford brewery. Capital expenditure was $140.8 million and included improvements to spirits production capability at Yatala, the purchase of kegs in AAP and oak in AAP and America, and expenditure related to the Australian logistics transformation.

Foster's currently expects capital expenditure in fiscal 2009 to be similar to depreciation, including initial expenditure associated with Foster's global Information Technology (IT) system project. The IT project includes the development of a common business platform globally and is expected to be substantially completed in fiscal 2011.

The increase in cash dividend payments reflects an increase in dividends per share and the satisfaction of Dividend Reinvestment Plan (DRP) entitlements associated with the interim 2008 dividend through the on-market purchases of shares. Foster's will continue to assess the benefits of satisfying future DRP entitlements through the on-market purchase of shares.

NET DEBT

12 Months to 30 June	2008 $m	2007 $m	% Change
Gross borrowings	2,584.5	2,874.5	(10.1)
Debt issuance costs	(21.2)	(18.8)	
Fair value adjustments to fixed debt	66.1	2.1	
Borrowings per balance sheet	2,629.4	2,857.8	(8.0)
Cash	(160.9)	(287.5)	(44.0)
Fair value of fixed rate debt hedges	(65.8)	(1.7)	
Net debt	2,402.7	2,568.6	(6.5)
Gearing (%)	62.4	55.4	(7.0)pts
Interest Cover (times)	2.9	7.8	4.9 times

Net debt decreased $165.9 million to $2.4 billion. The reduction in net debt reflects strong free cash flow and a $337.9 million benefit from exchange rate movements partially offset by the completion of the $350 million share buy-back program announced in August 2007 and a $244.5 million payment to the Australian Commissioner of Taxation (ATO) in relation to ongoing disputed tax assessments. The payment to the ATO will continue to be recorded as a current receivable until resolution of the dispute.

Net interest expense declined 22.7% to $144.7 million and included a $14.2 million reduction as a result of exchange rate movements. The average interest rate in the period was 5.6% and in fiscal 2009 Foster's expects the average interest rate to be slightly higher than fiscal 2008.

With gearing at 62.4% and interest cover at 8 times (pre significant items), Foster's retains a robust financial position. Foster's credit rating remains at BBB / Baa2 with a stable outlook. Approximately 80% of gross debt is denominated in US dollars, and 48% of gross debt is at floating rates.

Foster's retains significant liquidity with committed undrawn facilities of approximately $1.5 billion and $161 million of cash at 30 June 2008. The weighted average maturity of gross debt is 7.7 years with no capital market or term debt facilities maturing in the next 12 months.

Foster's Group Limited and its controlled entities
Income Statement for the financial year ended 30 June

	Note	Consolidated 2008 $m	2007 $m
Revenue	2	4,558.5	4,760.2
Cost of sales		(2,686.3)	(2,718.3)
Gross profit		1,872.2	2,041.9
Other income	2	34.6	144.3
Selling expenses		(328.5)	(340.0)
Marketing expenses		(331.2)	(360.1)
Administration expenses		(203.4)	(195.6)
Other expenses	3	(644.7)	(87.3)
Share of net profits of associates and joint ventures accounted for using the equity method	8	11.4	10.3
Profit from continuing operations before tax and finance costs		410.4	1,213.5
Finance income		27.6	27.3
Finance costs		(172.3)	(214.4)
Net finance income/(costs)		(144.7)	(187.1)
Profit before tax from continuing operations		265.7	1,026.4
Income tax expense relating to continuing operations		(154.7)	(249.6)
Net profit from continuing operations		111.0	776.8
Net profit from discontinued operations	4	6.5	193.1
Net profit including discontinued operations		117.5	969.9
Net profit attributable to minority interests		(5.8)	(3.7)
Net profit attributable to members of Foster's Group Limited		111.7	966.2
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	6	5.5	38.4
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	6	5.8	48.0

The income statement should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Balance Sheet at 30 June

	Note	Consolidated 2008 $m	2007 $m
Current assets			
Cash and cash equivalents		160.9	287.5
Receivables		1,099.8	1,211.4
Inventories		1,010.8	962.6
Non-current assets classified as held for sale		38.2	100.7
Derivative financial assets		1.5	1.6
Total current assets		2,311.2	2,563.8
Non-current assets			
Receivables		29.2	42.6
Inventories		388.6	536.5
Investments accounted for using the equity method	8	58.8	63.0
Property, plant and equipment		2,040.1	2,261.7
Agricultural assets		291.6	335.1
Intangible assets		2,749.5	3,421.8
Deferred tax assets		317.7	296.8
Derivative financial assets		66.4	41.7
Total non-current assets		5,941.9	6,999.2
Total assets		8,253.1	9,563.0
Current liabilities			
Payables		721.8	771.1
Borrowings		45.6	285.9
Current tax liabilities		108.9	272.4
Provisions		139.1	148.7
Liabilities directly associated with non-current assets held for sale		23.4	40.4
Derivative financial liabilities		-	3.1
Total current liabilities		1,038.8	1,521.6
Non-current liabilities			
Payables		19.1	27.4
Borrowings		2,583.8	2,571.9
Deferred tax liabilities		724.7	744.4
Provisions		36.0	28.7
Derivative financial liabilities		-	35.8
Total non-current liabilities		3,363.6	3,408.2
Total liabilities		4,402.4	4,929.8
Net assets		3,850.7	4,633.2
Equity			
Contributed equity	9	3,493.3	3,612.9
Reserves		(335.3)	(219.4)
Retained profits	11	663.5	1,212.1
Total parent entity interest		3,821.5	4,605.6
Minority interests in controlled entities		29.2	27.6
Total equity		3,850.7	4,633.2

The balance sheet should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Statement of Recognised Income and Expenses for the financial year ended 30 June

	Note	Consolidated 2008 $m	2007 $m
Total Equity at the beginning of the financial year		4,633.2	4,481.7
Adjustment resulting from change in accounting policy		-	(5.3)
Cash flow hedges (net of tax)		0.7	2.1
Net investment hedges (net of tax)		159.4	177.6
Share based payments		5.5	2.0
Actuarial gains/(losses) on defined benefit plans		(7.4)	0.5
Exchange difference on translation of foreign operations		(276.2)	(254.0)
Net income/(expense) recognised directly in equity		(118.0)	(77.1)
Profit for the period		117.5	969.9
Total recognised income/(expense) for the period		(0.5)	892.8
Total recognised income and expense for the period is attributable to:			
- members of Foster's Group Limited		(6.3)	889.1
- minority interests		5.8	3.7
Transactions with equity holders			
- contributions / (return) of equity	9	(119.6)	(3.9)
- dividends paid	7	(658.2)	(732.5)
- minority interests		(4.2)	(4.9)
		(782.0)	(741.3)
Total Equity at the end of the financial year		3,850.7	4,633.2

The statement of recognised income and expenses should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Statements of Cash Flows for the financial year ended 30 June

	Consolidated 2008 $m Inflows/ (Outflows)	2007 $m Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	6,418.2	6,858.6
Payments to suppliers, governments and employees	(5,202.3)	(5,672.9)
Dividends received	-	0.4
Interest received	21.3	22.6
Borrowing costs	(174.7)	(231.8)
Income taxes paid	(392.6)	(229.6)
Net cash flows from operating activities	669.9	747.3
Cash flows from investing activities		
Payments to acquire controlled entities (net of cash balances acquired)	-	(1.4)
Payments for property, plant, equipment and agricultural assets	(139.3)	(195.2)
Payments for acquisition of investments/other assets	(2.1)	-
Payments for issues of loans	-	(0.4)
Net proceeds from repayment of loans	3.0	3.4
Proceeds from sale of property, plant and equipment	51.7	46.9
Proceeds from sale of investments and other assets	36.0	202.8
Proceeds from sale of controlled entities	1.4	517.3
Net cash flows from investing activities	(49.3)	573.4
Cash flows from financing activities		
Payments for shares bought back	(180.0)	(125.3)
Proceeds from issue of shares and exercise of options	(0.3)	0.7
Proceeds from borrowings	493.4	509.6
Repayment of borrowings	(444.7)	(1,231.7)
Distributions to minority interests	(0.7)	(3.1)
Dividends paid	(601.9)	(620.2)
Net cash flows from financing activities	(734.2)	(1,470.0)
Total cash flows from activities	(113.6)	(149.3)
Cash at the beginning of the year	287.5	448.0
Effects of exchange rate changes on foreign currency cash flows and cash balances	(13.0)	(11.2)
Cash at the end of the year	160.9	287.5

The statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Extract of significant accounting policies

Basis of Preparation

This report is an extract from the general purpose financial report, which has been prepared in accordance with the requirements of Australian equivalents to International Financial Reporting Standards (AIFRSs) and other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair value attributable to the risks that are being hedged.

This extract of significant accounting policies does not include all the notes of the type normally included in the annual financial report. The complete summary of significant accounting policies will be included in the Annual Report for the year ended 30 June 2008. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 prepared under Australian GAAP, changes in accounting policy for accounting standard requirements summarised below and any public announcements made by Foster's Group Limited (FGL) during the year in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Statement of Compliance

The general purpose financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

Changes in Accounting Policy

The following changes in accounting policies were implemented:

AASB 114 "Segment Reporting"

Consistent with the prior year the Group has adopted geographic segments as the primary segment. The group now reports an industry segment as the risks and returns related to wine and beer products or groups of products differ sufficiently to require disclosure as a secondary segment. Comparative year disclosures are also presented.

Change in disclosure of Overheads

Disclosure of overheads directly related to the production and distribution of inventory have been reclassified as cost of sales to harmonise beer and wine cost treatment. This has resulted in $52.8 million of overheads being reclassified in the Income statement for the year ended 30 June 2007, as outlined below:

	2007	Restatement	2007 Restated
	$m	$m	$m
Cost of sales	2,665.5	52.8	2,718.3
Distribution expense	23.8	(23.8)	-
Administration expense	224.6	(29.0)	195.6
Total	2,913.9	-	2,913.9

Adoption of new and revised Accounting Standards

The Group has adopted the following new and revised Accounting Standards issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations.

- AASB 2007-4 "Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments
- AASB 2 "Group & Treasury Share Transactions" (revised);

The Group has also elected to adopt the following accounting standards early for the year ended 30 June 2008:

- AASB 3, "Business Combinations" (revised); and
- AASB 127 "Consolidated and Separate Financial statements" (revised).

There has been no financial impact of adopting these accounting standards in 2008.

The Group has also adopted the following Accounting Standards as listed below which only impacted on the Group's financial Statements with respect to disclosure:

- AASB 101 "Presentation of Financial statements" (amendments to capital disclosures)
- AASB 7 "Financial Instruments: Disclosures"

Recently issued or amended accounting standards

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

AASB 8 "Operating Segments", issued February 2007 and applicable to the Group for the year commencing 1 July 2009.

AASB 101 "Presentation of financial statements", (revised) issued September 2007 and applicable to the Group for the year commencing 1 July 2009.

AASB 123 "Borrowing Costs", (revised) issued June 2007 and applicable to the Group for the year commencing 1 July 2009.

AASB 2008-1 "Amendments to AASB 2, Share-based Payments: Vesting Conditions and Cancellations" issued February 2008 and applicable to the Group for the year commencing 1 July 2009.

AASB 2008-2 "Amendments to AASB 132 and AASB 1: Puttable Financial Instruments and Obligations Arising on liquidation" issued March 2008 and applicable to the Group for the year commencing 1 July 2009.

Note 2 Revenue, expenses and income

	Consolidated 2008 $m	Consolidated 2007 $m
Revenue		
Sales Revenue from continuing operations	4,368.5	4,551.6
Royalties	4.2	3.6
Net Sales Revenue	4,372.7	4,555.2
Dividends	-	0.4
Rent	0.3	-
Other revenue	185.5	204.6
Total other revenue	185.8	205.0
Total revenue from continuing operations	4,558.5	4,760.2
Income		
Net profit on disposal of		
- property, plant and equipment	34.6	17.8
- agricultural assets	-	1.3
- net assets held for sale	-	125.2
Total income from continuing operations	34.6	144.3
Depreciation - continuing operations	(164.6)	(147.3)
Amortisation - continuing operations	(3.0)	(3.7)
	(167.6)	(151.0)
Depreciation - discontinued	(2.0)	(1.8)
Amortisation - discontinued	-	(0.8)
	(2.0)	(2.6)
Depreciation - total	(166.6)	(149.1)
Amortisation - total	(3.0)	(4.5)
	(169.6)	(153.6)
Net agriculture valuation movement	(22.9)	(38.0)

Sales revenue is net of trade discounts and volume rebates. Sales revenue from continuing operations includes the sale of beer, spirits, ciders and wine products. Other revenue mainly includes sales of non-alcoholic beverages, sales by Capital Liquor, hop extract sales and bio-resources revenue.

Note 3 Material Items

Individually material items included in profit from continuing operations before income tax:

	Consolidated 2008 $m	2007 $m
Wine business impairment charges and provisions:		
- goodwill	(391.5)	-
- brand names (tax benefit applicable $31.6 million)	(79.3)	-
- property, plant and equipment (tax benefit applicable $35.5 million)	(94.1)	-
- agriculture assets (tax benefit applicable $10.0 million)	(24.8)	-
- inventories (tax benefit applicable $42.0 million)	(126.9)	-
- other provisions (tax benefit applicable $5.5 million)	(13.8)	-
	(730.4)	-
Kent brewery site disposal		
- profit on sale of Kent brewery site	-	125.2
- net surplus provision release (tax benefit applicable $0.9 million)	-	5.4
	-	130.6
North Fremantle brewery closure costs		
- asset recoverable amount write-down (tax benefit applicable $6.3 million)	-	(20.8)
- redundancies and restructuring costs (tax benefit applicable $3.9 million)	-	(13.1)
	-	(33.9)
Total material items (tax benefit applicable $124.6 million; 2007: $11.1 million)	(730.4)	96.7

Material item expenditure has predominantly been disclosed in other income, cost of sales and other expenses in the income statement.

Note 4 Discontinued Operations

Clubs and Services

In August 2006 the Group announced its intention to divest the Clubs and Services businesses. In May 2008 the Group divested Sobemab, the European Wine Services business for $8.9 million to Vintage Sarl. This completed the Clubs and Services divestment activity. In May 2007, the Group divested the Australia and New Zealand Clubs and Services businesses to Archer Capital for $214.9 million. In May 2007 the Bourse du Vin International European Clubs business was sold to Baarsma Wine Group Holdings B.V. for $29.1 million and in April 2007 the Windsor USA Clubs business was sold for $9.9 million to affiliates of Girard Winery LLC. In November 2006 the Pallhuber European Clubs business was sold to an affiliate of Orlando Management GmbH for $12.3 million.

Foster's Europe and Asia

In September 2006 the Group sold the Vietnam brewing business to Asia Pacific Breweries for US$105 million and the Foster's brand and brewing business in India to SABMiller plc for US$120 million. These divestments marked the Group's exit from brewing in the Asian region.

Australian Leisure and Hospitality

The Australian Leisure and Hospitality Group (ALH) division was divested in November 2003. Certain properties which remain on hand were subject to development conditions before title could pass to Australian Leisure and Entertainment Property Trust.

	2008 $m	2007 $m
Consolidated income statement information		
Revenue	36.0	381.1
Expenses	(32.4)	(348.6)
Profit before tax and finance costs	3.6	32.5
Income tax expense	-	(9.1)
Profit after tax from discontinued operations	3.6	23.4
Gain on sale before income tax	2.1	192.0
Income tax benefit/(expense)	0.8	(22.3)
Profit after tax on divestment	2.9	169.7
Net profit from discontinued operations	6.5	193.1
Carrying amount of assets and liabilities		
Non-current assets classified as held for sale	14.4	41.0
Liabilities directly associated with non-current assets held for sale	(21.4)	(38.1)
Net Assets / Net Liabilities	(7.0)	2.9
Consolidated cash flow information		
Cash Flows related to Operating activities		
Receipts from customers	36.9	404.1
Payments to suppliers, governments and employees	(32.4)	(369.7)
Net Operating Cash Flows	4.5	34.4
Cash Flows related to Investing activities		
Payment for purchases of property, plant and equipment	(0.6)	(4.3)
Proceeds from sale of property, plant and equipment	-	0.5
Proceeds from sale of controlled entities	7.5	517.3
Net Investing Cash Flows	6.9	513.5
Total cash flows from activities	11.4	547.9

Note 5 Segment Results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Recoverable amount write-down $m
			2008		
Geographic segments					
Australia, Asia and Pacific	5,452.8	589.7	92.4	129.8	299.2
Americas	1,589.0	128.0	33.6	27.2	428.2
Europe, Middle East and Africa	320.6	78.8	1.5	2.5	-
Continuing operations	7,362.4	796.5	127.5	159.5	727.4
Unallocated					
Corporate	397.7	119.6	12.7	8.1	-
Cash/Borrowings	160.9	2,629.3			
Deferred tax assets/tax provisions	317.7	833.6			
Continuing operations	8,238.7	4,379.0	140.2	167.6	727.4
Discontinued operations	14.4	23.4	0.6	2.0	-
Total operations	8,253.1	4,402.4	140.8	169.6	727.4
			2007		
Geographic segments					
Australia, Asia and Pacific	5,836.0	666.4	146.8	115.1	21.2
Americas	2,290.3	142.8	38.9	25.7	-
Europe, Middle East and Africa	338.7	91.5	0.9	2.9	0.4
Continuing operations	8,465.0	900.7	186.6	143.7	21.6
Unallocated					
Corporate	472.7	116.4	4.3	7.1	-
Cash/Borrowings	287.5	2,857.8			
Deferred tax assets/tax provisions	296.8	1,016.8			
Continuing operations	9,522.0	4,891.7	190.9	150.8	21.6
Discontinued operations	41.0	38.1	4.3	2.6	19.8
Total operations	9,563.0	4,929.8	195.2	153.4	41.4

The previous period total liabilities for the Australia, Asia and Pacific and Corporate segment have been restated to more accurately disclose the allocation of employee entitlements between these segments.

Note 5 Segment Results (continued)

	Total Revenue: Revenue including inter-segment sales $m	Total Revenue: Inter segment revenue $m	Total Revenue: External revenue $m	Comprised of: Net Sales Revenue $m	Comprised of: Other revenue $m
			2008		
Geographical segments					
Australia, Asia and Pacific	3,675.5	(561.8)	3,113.7	2,944.0	169.7
Americas	996.8	(10.4)	986.4	984.6	1.8
Europe, Middle East and Africa	476.7	(23.7)	453.0	444.1	8.9
	5,149.0	(595.9)	4,553.1	4,372.7	180.4
Unallocated					
Corporate	5.4	-	5.4	-	5.4
Net finance costs					
Continuing operations	5,154.4	(595.9)	4,558.5	4,372.7	185.8
Discontinued operations	36.0	-	36.0	35.9	0.1
Total operations	5,190.4	(595.9)	4,594.5	4,408.6	185.9

	Revenue including inter-segment sales $m	Inter segment revenue $m	External revenue $m	Net Sales Revenue $m	Other revenue $m
			2007		
Geographical segments					
Australia, Asia and Pacific	3,854.1	(789.9)	3,064.2	2,880.9	183.3
Americas	1,236.3	(11.7)	1,224.6	1,219.9	4.7
Europe, Middle East and Africa	485.1	(27.0)	458.1	454.4	3.7
	5,575.5	(828.6)	4,746.9	4,555.2	191.7
Unallocated					
Corporate	13.3	-	13.3	-	13.3
Net finance costs					
Continuing operations	5,588.8	(828.6)	4,760.2	4,555.2	205.0
Discontinued operations	381.1	-	381.1	376.7	4.4
Total operations	5,969.9	(828.6)	5,141.3	4,931.9	209.4

The Group operates in three geographic segments, supported by a Global Corporate services function. The Group also has a secondary industry segment for Wine and Beer. The Beer industry segment includes Spirits, Cider and non-alcoholic beverages. The net finance costs have not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis and is eliminated on consolidation.

Note 5 Segment Results (continued)

	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
		2008	
Geographical segments			
Australia, Asia and Pacific	949.9	(292.7)	657.2
Americas	151.2	(437.7)	(286.5)
Europe, Middle East and Africa	87.3	-	87.3
	1,188.4	(730.4)	458.0
Unallocated			
Corporate	(47.6)	-	(47.6)
Net finance costs	(144.7)		(144.7)
Continuing operations	996.1	(730.4)	265.7
Discontinued operations	3.6	-	3.6
Total operations	999.7	(730.4)	269.3
		2007	
Geographical segments			
Australia, Asia and Pacific	831.2	96.7	927.9
Americas	254.9	-	254.9
Europe, Middle East and Africa	82.2	-	82.2
	1,168.3	96.7	1,265.0
Unallocated			
Corporate	(51.5)	-	(51.5)
Net finance costs	(187.1)	-	(187.1)
Continuing operations	929.7	96.7	1,026.4
Discontinued operations	32.5	-	32.5
Total operations	962.2	96.7	1,058.9

Note 5 Segment Results (continued)

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	External revenue $m
		2008	
Industry segments			
Wine			
Australia, Asia and Pacific	3,719.7	44.3	686.0
Americas	1,564.9	33.6	980.1
Europe, Middle East and Africa	290.3	1.5	440.4
	5,574.9	79.4	2,106.5
Beer			
Australia, Asia and Pacific	1,733.1	48.1	2,427.7
Americas	24.1	-	6.3
Europe, Middle East and Africa	30.3	-	12.6
	1,787.5	48.1	2,446.6
Unallocated			
Corporate	397.7	12.7	5.4
Cash/Borrowings	160.9		
Deferred tax assets/tax provisions	317.7		
Continuing operations	8,238.7	140.2	4,558.5
Discontinued operations	14.4	0.6	36.0
Total operations	8,253.1	140.8	4,594.5
		2007	
Industry segments			
Wine			
Australia, Asia and Pacific	4,067.7	84.9	710.1
Americas	2,265.2	38.9	1,220.5
Europe, Middle East and Africa	302.1	0.9	443.7
	6,635.0	124.7	2,374.3
Beer			
Australia, Asia and Pacific	1,768.3	61.9	2,354.1
Americas	25.1	-	4.1
Europe, Middle East and Africa	36.6	-	14.4
	1,830.0	61.9	2,372.6
Unallocated			
Corporate	472.7	4.4	13.3
Cash/Borrowings	287.5		
Deferred tax assets/tax provisions	296.8		
Continuing operations	9,522.0	191.0	4,760.2
Discontinued operations	41.0	4.2	381.1
Total operations	9,563.0	195.2	5,141.3

Note 6 Earnings per share

	Consolidated 2008	2007
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	5.5	38.4
Basic earnings per share (cents) based on net profit from discontinued operations	0.3	9.6
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	5.8	48.0
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	1,937,341	2,012,681
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	5.5	38.4
Diluted earnings per share (cents) based on net profit from discontinued operations	0.3	9.6
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	5.8	48.0
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	1,938,335	2,013,525

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation

Basic earnings per share	$m	$m
Net profit from continuing operations	111.0	776.8
Net profit attributable to minority interests	(5.8)	(3.7)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	105.2	773.1
Net profit from discontinued operations	6.5	193.1
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	111.7	966.2

Diluted earnings per share		
Net profit from continuing operations	111.0	776.8
Net profit attributable to minority interests	(5.8)	(3.7)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	105.2	773.1
Net profit from discontinued operations	6.5	193.1
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	111.7	966.2

Note 7 Dividends

	2008 $m	2007 $m
Interim dividend of 12.00 cents per ordinary share paid 2 April 2008 (2007: 10.75 cents per ordinary share paid 7 April 2007)	230.6	218.0
Final dividend of 14.25 cents per ordinary share proposed by Directors to be paid 7 October 2008 (2007: 13.00 cents per ordinary share paid 1 October 2007)	273.8	256.3
Total dividend of 26.25 cents per ordinary share (2007: 23.75 cents per ordinary share)	504.4	474.3

The final dividend has not been recognised as a liability in the financial statements.

	2008 $m	2007 $m
Total franked dividends for 2008: 26.25 cents per ordinary share (2007: 23.75 cents per ordinary share)	504.4	474.3
The amount of dividends that have been or will be franked	658.2	732.5
Amount of franking credits available for the subsequent year	104.0	188.4
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	430.6	342.9
Off-market share buy-back	171.3	277.3
Satisfied by the issue of shares	55.9	112.3
Employee share plan loan repayment	0.4	-
	658.2	732.5

	Consolidated	
	2008 $m	2007 $m
Franking credit balance		
The amount of franking credits available for the subsequent financial year are:		
- franking account balance as at the end of the financial year at 30% (2007: 30%)	4.5	42.9
- franking credits that will arise from the payment of income tax payable at the end of the financial year	99.5	145.5
The amount of franking credits available for future reporting periods:	104.0	188.4
- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	(117.4)	(109.8)
	(13.4)	78.6

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2008. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

Note 8 Investments accounted for using the equity method

	Consolidated 2008 $m	Consolidated 2007 $m
Investments in associates and joint venture partners	**58.8**	63.0

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Name of entity	Country of Incorporation	Reporting date	Ownership interest 2008 %	Ownership interest 2007 %
Fiddlesticks LLC	United States of America	31 December	**50.0**	50.0
Foster's USA, LLC	United States of America	31 March	**49.9**	49.9
Judd Road Vineyards Limited	New Zealand	30 June	**50.0**	50.0
International Trade and Supply Limited	United Kingdom	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	New Zealand	30 June	**50.0**	50.0

The carrying values of material investments are:

- Foster's USA LLC $21.7 million (2007: $25.1 million); and
- International Trade and Supply Limited $35.9 million (2007: $36.5 million).

	Consolidated 2008 $m	Consolidated 2007 $m
Equity accounted share of results		
- net profit before income tax	**11.9**	10.8
- income tax expense attributable to net profit	**(0.5)**	(0.5)
- net profits after income tax	**11.4**	10.3
Retained profits attributable to equity accounted investments		
- balance at the beginning of the year	**29.0**	36.1
- distributions received	**(9.2)**	(7.1)
- balance at the end of the year	**19.8**	29.0
Carrying amount of equity accounted investments		
- balance at the beginning of the year	**63.0**	64.7
- share of net profit	**11.4**	10.3
- dividends received	**(9.3)**	(7.1)
- foreign exchange	**(6.3)**	(4.9)
	58.8	63.0
Share of assets and liabilities		
- current assets	**40.8**	29.4
- non-current assets	**16.0**	39.4
Total assets	**56.8**	68.8
- current liabilities	**(23.2)**	(20.2)
- non-current liabilities	**(7.4)**	(11.5)
Total liabilities	**(30.6)**	(31.7)
- net assets	**26.2**	37.1
Goodwill/other	**32.6**	25.9
	58.8	63.0

The equity accounted share of results, assets and liabilities are based on unaudited management results. There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 9 Contributed Equity

	Consolidated 2008 $m	2007 $m
Paid up capital		
ordinary fully paid shares	3,493.3	3,612.9
Movements in Share Capital		
opening balance		
- ordinary fully paid shares	3,612.9	3,616.8
- employee shares of $1 paid to 1.67 cents	-	-
	3,612.9	3,616.8
Off market share buy-back		
42,956,371shares @ $1.83 per share (2007: 67,797,482 shares @ $1.81 per share) plus transaction costs	(79.7)	(124.0)
On-market share buy-back		
15,950,793 shares @$6.27 per share (2007: 204,000 shares @ $6.40 per share)	(100.0)	(1.3)
Dividend reinvestment plan		
8,832,202 shares @ $6.37 per share (2007: 7,871,780 shares @ $6.00 per share)	55.9	47.2
nil (2007: 10,395,373 shares @ $6.26 per share)	-	65.1
697,263 (2007: 783,149 shares @$6.74 per share) ordinary fully paid shares issue to employees @ $6.40 per share	4.2	5.3
Foster's Long Term Incentive Plan		
- 861,270 shares @ $2.99 per share	-	2.6
Conversion of employee shares to ordinary fully paid shares	-	1.2
Closing balance		
- ordinary fully paid shares	3,493.3	3,612.9
- employee shares of $1 paid to 1.67 cents	-	-
Total Contributed equity	3,493.3	3,612.9

	2008 shares m	2007 shares m
Opening balance		
- ordinary fully paid shares	1,970.8	2,018.8
- partly paid employee shares	0.8	1.0
	1,971.6	2,019.8
2008 Off-market share buy-back	(42.9)	(67.8)
2008 On-market share buy-back	(15.9)	(0.2)
Dividend reinvestment plan		
8,832,202 (October 2006: 7,871,780)	8.8	7.8
nil (April 2007: 10,395,373)	-	10.4
697,263 (2007: 783,149) employee share plan issues	0.7	0.8
7,281 (2007: 861,270) shares issued pursuant to the Foster's Long Term Incentive Plan	-	0.8
Closing balance		
- ordinary fully paid shares	1,921.5	1,970.8
- partly paid employee shares	0.8	0.8
	1,922.3	1,971.6

Note 9 Contributed Equity (continued)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Partly paid employee shares

A total of 786,510 (2007: 786,510) of the partly paid shares are on issue at the reporting date. During 2007, 211,800 partly paid employee shares were converted to fully paid ordinary shares.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Dividend reinvestment plan

The company has an established DRP under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of shares rather than being paid in cash.

Share buy-back

Total on-market buyback activity resulted in 15.9 million (2007: 0.2 million) ordinary shares being purchased by the company at a total cost (including transaction costs) of $100.0 million (2007: $1.3 million). The shares were purchased at prices ranging between $6.06 per ordinary share and $6.43 per ordinary share at an average cost of $6.27 per ordinary share (2007: price range $6.26 per ordinary share and $6.40 per ordinary share at an average cost of $6.40 per ordinary share).

The Group has also conducted off-market buy backs during the 2008 and 2007 financial years. The tendering process for the 2008 off-market buy-back was completed in October 2007 with 42.9 million ordinary shares, representing 2.2% of issued shares, were bought back at a price of $5.85 per share. The buy-back amount comprised a capital component of $1.83 per share (recognised in share capital) and a fully franked dividend component of $3.99 per share (recognised in retained earnings). The total cost of the off-market buy-back was $251.0 million (including transaction costs) with $79.7 million recognised in share capital and $171.3 million recognised in retained earnings. The tendering process for the 2007 off-market buy-back was completed in April 2007 with 67.8 million ordinary shares, representing 3.3% of issued shares, bought back at a price of $5.90 per share. The buy-back amount comprised a capital component of $1.81 per share (recognised in share capital) and a fully franked dividend component of $4.09 per share (recognised in retained earnings). The total cost of the off-market buy-back was $401.3 million (including transaction costs) with $124.0 million recognised in share capital and $277.3 million recognised in retained earnings.

Note 10 Asset Statistics per Ordinary Share

	2008	2007
Net tangible asset backing per ordinary share	$0.56	$0.60
Net asset backing per ordinary share	$1.99	$2.35

Note 11 Retained Profits

	Consolidated	
	2008 $m	2007 $m
Retained profits at the beginning of the year	1,212.1	972.7
Adjustment resulting from change in accounting policy	-	(5.3)
	1,212.1	967.4
Net profit attributable to members of Foster's Group Limited	111.7	966.2
Actuarial gains/(losses) on defined benefit superannuation plans	(7.4)	0.5
Transfers from reserves	5.3	10.5
Total available for appropriation	1,321.7	1,944.6
Ordinary dividends		
- final paid	(256.3)	(237.2)
- interim paid	(230.6)	(218.0)
- dividend component of off market buyback	(171.3)	(277.3)
Total available for appropriation	(658.2)	(732.5)
Retained profits at the end of the year	663.5	1,212.1

Note 12 Contingent liabilities

	Consolidated	
	2008 $m	2007 $m
Arising in respect of other persons: guarantees		
- other persons	453.7	612.9
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	5.1	10.4
Total Contingent liabilities	458.8	623.3

Disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Australian Commissioner of Taxation (the Commissioner) for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The matter was heard in the Federal Court in June 2008 and is awaiting judgement. The Group remains confident of the position it has adopted.

Part payment of the disputed tax assessments was required pending resolution of the dispute. The Group paid $244.5 million to the Commissioner in August 2007 in respect of the assessments. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the balance sheet as a receivable.

Divestment warranties

The Group has various contingent liabilities arising in connection with the sale of discontinued operations. Under the various sale agreements the Group has given customary representations, warranties and indemnities in respect of the divested businesses and their assets and liabilities. These representations, warranties and indemnities expire at various times through to December 2008. In addition, specific tax related warranties apply for any assessments that may be issued in respect of the period of Foster's ownership. The maximum potential loss arising from the contingent liabilities, excluding tax related matters, has been identified as a "guarantee to other persons", however it is not envisaged that any material unrecorded loss is likely to arise.

Litigation

Various entities in the Group are party to legal actions, other than the tax assessment matter identified, which have arisen in the ordinary course of business. The actions are being defended and no material losses are expected to arise.

END